## Roche files for Avastin and Xeloda label extension in Europe for treatment of advanced colorectal cancer

Roche has filed licence extensions for its anti-angiogenic agent Avastin (bevacizumab) and oral chemotherapy, Xeloda (capecitabine). The filings aim to extend the label of Xeloda for use in combination with oxaliplatin (XELOX) and Avastin for the treatment of 1st and 2nd line metastatic (advanced) colorectal cancer. Similarly, the label extension for Avastin aims to broaden its use as 1st line treatment to include combination with fluoropyrimidine-based chemotherapy (FOLFOX and XELOX) in patients with metastatic carcinoma of the colon or rectum.

The filings are based on the results of three large international, Phase III studies (NO16966 and NO16967 for Xeloda and NO16966 and E3200 for Avastin). Regarding Xeloda, both studies showed XELOX to be at least as effective – in terms of progression-free survival (PFS) – as the current standard treatment, FOLFOX-4 (intravenous bolus and infusional 5-fluorouracil plus oxaliplatin). Regarding Avastin, the study NO16966 showed that:



- The addition of Avastin to chemotherapy (XELOX or FOLFOX-4) improved progression-free survival by 43% over chemotherapy alone as determined by an independent review committee (IRC),
- Specifically, there was also a statistically significant improvement in PFS when assessing the addition of Avastin to either the XELOX or FOLFOX subgroup ($p<0.007$)

The E3200 study showed that patients who received Avastin plus FOLFOX-4 in second line had a 25 percent reduction in the risk of death (based on a hazard ratio of 0.75), the primary endpoint, which is equivalent to a 33 percent improvement in overall survival, compared to patients who received FOLFOX4 alone.

No new safety findings related to Avastin or Xeloda were observed in either trial.
These filings in Europe follow the submission of a supplemental new drug application (sNDA) to the U.S. Food and Drug Administration (FDA) on March 27 for the use of Xeloda (capecitabine) in combination with oxaliplatin – XELOX – with or without Avastin (bevacizumab) in the treatment of metastatic colorectal cancer.



F. Hoffmann-La Roche Ltd CH-4070 Basel Investor Relations email: Tel. +41-(0)61-688 88 80 Fax +41-(0)61-691 00 14

Details of the Studies

NO16966

NO16966 is a large, international Phase III trial which finally recruited 2,034 patients. It was originally planned to compare XELOX vs FOLFOX as first-line treatment in metastatic colorectal cancer. After release of the pivotal Avastin data in colorectal cancer in 2003, the protocol was amended to investigate using a 2 by 2 factorial design: FOLFOX/XELOX + placebo vs FOLFOX/XELOX + Avastin

The primary objective was to answer two questions: 1) whether the XELOX regimen is non-inferior to FOLFOX; 2) whether the addition of Avastin to chemotherapy improved progression-free survival compared to chemotherapy alone. The secondary endpoints included overall survival, overall response rates, time to, and duration of, response and safety profile.

Results of the study showed:

- The chemotherapy combination XELOX is as effective in terms of progression-free survival– a measure of the time patients live without their disease progressing – as FOLFOX;
- The addition of Avastin to chemotherapy (FOLFOX and XELOX) significantly improved progression-free survival compared to chemotherapy alone.

NO16967

The NO16967 trial is a large, international phase III trial which randomized 627 patients from 15 countries world-wide who had previously received irinotecan-containing combination chemotherapy and whose disease had returned or continued to progress. The primary objective was to answer whether the XELOX regimen (Xeloda plus oxaliplatin) is as effective as FOLFOX-4 (i.v. bolus and infusional 5-FU/leucovorin plus oxaliplatin) in terms of progression-free survival. The secondary outcomes to be reviewed included overall survival, overall response rates, and safety profile. The results showed:

- The chemotherapy combination XELOX is as effective in terms of progression-free survival as the chemotherapy combination FOLFOX.

E3200

The E3200 study is a randomized, controlled, multicenter Phase III trial (E3200) of 829 patients with advanced or metastatic CRC who had received previous treatment with irinotecan and 5-FU as initial therapy for metastatic disease or as adjuvant therapy. The study showed that patients who received Avastin plus the 5-FU-based chemotherapy regimen known as FOLFOX4 (oxaliplatin/5-FU/leucovorin) had a 25 percent reduction in the risk of death (based on a hazard ratio of 0.75),

the primary endpoint, which is equivalent to a 33 percent improvement in overall survival, compared to patients who received FOLFOX4 alone. Median survival for patients receiving Avastin plus FOLFOX4 was 12.9 months, compared to 10.8 months for those receiving FOLFOX4 alone.



Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

Dr. Nicolas Dunant
Phone: +41 (0)61 687 05 17
e-mail: nicolas.dunant@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Carla Bedard
Phone: +41 (0)61 687 13 00
e-mail: carla_christine.bedard@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +1 973 235 36 55
Mobile phone: +1 973 393 53 15
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0)61 688 88 80
North America: +1 973 562 22 33
e-mail: investor.relations@roche.com

# Media release

Roche

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315



Basel, 18 April 2007

## Roche posts strong first quarter sales – upgrade of Core Earnings per Share outlook for 2007

Roche Group

- Group sales grew 17% in local currencies and 16% in Swiss francs to 11.4 billion Swiss francs
- Outlook upgraded: Core Earnings per Share now expected to grow above Group sales growth

Pharmaceuticals Division

- Pharmaceutical sales up 20% in local currencies and 18% in Swiss francs, growth three times faster than the global market
- Roche Pharma, Genentech and Chugai all achieve double-digit sales growth
- All key medicines in oncology, virology, transplantation, osteoporosis and rheumatoid arthritis contribute to strong growth
- Approval of Avastin for the treatment of metastatic breast cancer in Europe and of metastatic colorectal cancer in Japan
- European approvals for Tarceva in the treatment of metastatic pancreatic cancer and Xeloda in gastric cancer – rollout initiated
- Copegus launched in Japan to treat HCV in combination with Pegasys
- Positive results for first international phase III trial of Actemra in rheumatoid arthritis
- Acquisition of THP and collaboration agreement with Transgene expand technology platform and market potential

Diagnostics Division

- Sales grew 6% in local currencies and Swiss francs, outpacing the global in-vitro diagnostics market
- Amplicor HPV test and Linear Array HPV genotyping test filed in the US
- Acquisitions of 454 Life Sciences and BioVeris will expand market opportunities

Unless otherwise stated, all growth rates are based on local currencies.

Commenting on the Group's sales performance in the first quarter of 2007, Roche Chairman and CEO Franz B. Humer said: 'Roche began 2007 with an impressive growth far ahead of the industry, continuing the trend established in 2006. The Pharmaceuticals Division maintained its strong performance. The expanding range of indications for our leading cancer drugs Avastin, Herceptin, Xeloda and MabThera establishes these innovative drugs as the gold standard in their therapy fields. Roche Diagnostics, led by Diabetes Care, is clearly gaining momentum and outgrowing the market. We continue to strengthen our future growth potential through targeted acquisitions, alliances and in-licensing deals in addition to the development of our strong internal new product pipeline. Based on the successful first three months we raise the outlook for 2007 and expect Core Earnings per Share to grow above Group sales.'

## Roche Group

**Entering 2007 with record first quarter**

| | 2007 | 2006 | % Change | |
|---|---|---|---|---|
| Sales from January to March | mCHF | mCHF | in CHF | in local currencies |
| | | | | |
| Pharmaceuticals Division | 9,142 | 7,739 | +18 | +20 |
| Roche | 5,702 | 4,821 | +18 | +18 |
| Genentech | 2,547 | 2,056 | +24 | +30 |
| Chugai | 893 | 862 | +4 | +11 |
| | | | | |
| Diagnostics Division | 2,216 | 2,091 | +6 | +6 |
| | | | | |
| Roche Group | 11,358 | 9,830 | +16 | +17 |

See attachment to this release for details on quarterly sales growth.

Roche posted sales of 11.4 billion Swiss francs in the first quarter of 2007, an increase of 17% in local currencies and 16% in Swiss francs (+21% in US dollars) over the same period last year. This continued the strong double-digit growth reported for the full-year 2006. The Pharmaceuticals Division grew by 20% in local currencies (+18% in Swiss francs), with Roche Pharma (+18%), Genentech (+30%) and Chugai (+11%) all contributing double-digit sales growth. The Diagnostics Division grew by 6% in local currencies (+6% in Swiss francs), further expanding its leading market position.

**Upgraded outlook for 2007**

For the full year 2007, Roche anticipates continued strong growth. The company confirms the sales outlook announced at its annual media conference and upgrades its Core Earnings per Share

outlook: Roche expects the Group's and the Pharmaceuticals Division's sales to grow at double-digit rates in local currencies. In both the Pharmaceuticals Division and the Diagnostics Division, Roche anticipates continued above-market sales growth. Roche's upgraded target is for Core Earnings per Share to grow above Group sales.

## Pharmaceuticals Division

**Strong above-market performance**

Sales in the Pharmaceuticals Division rose 20% in local currencies (+18% in Swiss francs), to 9,142 million Swiss francs continuing to grow three times ahead of the overall market. All key medicines in oncology, virology, transplantation, osteoporosis and rheumatoid arthritis contributed to the strong sales performance. The oncology portfolio, which accounts for nearly half of all Pharma sales, grew 22%. This excellent performance was driven by significant sales increases of all its key products. Additionally, further pandemic stockpiling by governments of the anti-influenza drug Tamiflu continued to contribute to growth.

**Oncology – strong growth underlines Roche's market leadership**

MabThera/Rituxan for non-Hodgkin's lymphoma (NHL) delivered strong sales growth of 17%. Sales increased in all major regions, and in particular emerging markets such as Central and Eastern Europe as well as Latin America, contributed to this development. Sales were further bolstered by the continuing rollout within Europe of maintenance treatment for relapsed follicular lymphoma, as well as further growth in first-line indications of MabThera/Rituxan for indolent and aggressive NHL and the rheumatoid arthritis indication.

Worldwide sales of Herceptin, the only targeted treatment approved for use in both early-stage and advanced HER2-positive breast cancer, grew 36%. Strong growth was achieved in all major markets, driven by data demonstrating Herceptin's benefits in HER2-positive early breast cancer. These data formed the basis for EU and US approvals for the use of Herceptin in early breast cancer, granted in 2006. In March this year the EU authorities recommended the approval of the combination of Herceptin with hormonal therapy to treat advanced (metastatic) breast cancer that is both hormone receptor-positive and HER2-positive.

Avastin, the first anti-angiogenic therapy to consistently demonstrate overall and/or progression-free survival benefits in metastatic colorectal, breast, lung and renal cell cancer, achieved a sales increase of 41%. In March Avastin received an approval from the EU authorities for the treatment

of metastatic breast cancer in Europe. Results of the phase III Avastin in Lung study again confirmed the efficacy of Avastin in advanced lung cancer and showed that both doses investigated in the trial significantly improved progression-free survival. In Japan, the use of Avastin in metastatic colorectal cancer was approved. In Europe, a label extension of Avastin to include combination with fluoropyrimidine-based chemotherapy (FOLFOX and XELOX) in patients with metastatic carcinoma of the colon or rectum was filed, and a filing of Avastin for use in renal cell carcinoma is planned for the second quarter.

Tarceva sales grew by 44%, reflecting increased usage in second-line, non-small cell lung cancer (NSCLC) in existing markets as well as the launch in new markets for this indication. In January, the European Health Authorities approved Tarceva for the treatment of metastatic pancreatic cancer and launch will continue throughout 2007.

Robust sales growth of Xeloda (+14%) is the result of further prescriptions in the area of post-surgical (adjuvant) use in colon cancer patients, as well as use in first-line treatment of advanced colorectal cancer and late-stage breast cancer. Approval in the European Union for Xeloda in the treatment of gastric cancer was granted at the end of March. In the US and the European Union, Roche has filed Xeloda in combination with oxaliplatin with or without Avastin in first-line metastatic colorectal cancer as well as Xeloda in combination with oxaliplatin in second-line metastatic colorectal cancer.

**Anaemia – sustaining growth in a highly competitive market**

Sales of NeoRecormon grew by 3% despite a highly competitive environment. Sales of Epogin in Japan declined by 17% due to the impact of government-mandated price cuts as of 1 April 2006 and changes in the reimbursement system for dialysis patients.

**Virology – Strong Tamiflu sales, Pegasys growth continues**

Worldwide sales of Tamiflu increased by 47%, driven mainly by pandemic stockpiling. Seasonal Tamiflu sales were lower than in the first quarter of last year due to an exceptionally mild 2006/2007 influenza season particularly in Japan. Orders for pandemic stocking of Tamiflu have been received from more than 80 countries and are continuing to be filled on schedule. Roche successfully established and tested a supply capacity capable of annually producing 400 million treatment courses, well in excess of government orders received to date. An application was submitted to regulatory authorities in Europe and the US for the approval of smaller, lower strength capsules largely for paediatric use.

Roche's hepatitis C franchise started the year well with sales growth of 15% for Pegasys, coupled with approval and launch of companion antiviral Copegus in Japan. This latest approval allows Japanese patients with hepatitis C access to the gold standard treatment. In addition, Pegasys received European approval allowing for shorter treatment duration (24 weeks) in genotype 1 and 4 hepatitis C patients who achieve a rapid response to therapy.

Sales of the HIV medicine Fuzeon increased by 12%, and Invirase/Fortovase by 23%.

**Transplantation – CellCept continues its leading position**

CellCept sales rose by 7% and remained the top-selling branded immunosuppressant in the US. Robust sales growth of 15% was also seen with Valctye/Cymevene for the treatment of CMV disease.

**Autoimmune Disease – steady uptake of MabThera/Rituxan**

MabThera/Rituxan for rheumatoid arthritis (RA) shows a steady medical adoption following last year's launch. MabThera/Rituxan is currently licensed for use in patients with active RA who have an inadequate response to or are unable to tolerate TNF inhibitor therapy. Recently, data was added to the European label that illustrates MabThera's ability to significantly slow progression of joint damage in this patient population. Further Phase III development of MabThera/Rituxan in patients with earlier RA disease is ongoing with recruitment in the signs and symptoms studies now complete. Furthermore, a study assessing MabThera/Rituxan's effect on the prevention of structural damage in earlier RA disease is progressing, with recruitment due to be completed this year.

**Metabolic Diseases – growth and new opportunities**

Sales of Bonviva/Boniva for the treatment of postmenopausal osteoporosis grew to 170 million Swiss francs. While the majority of sales were recorded in the US, the key European launches of once-monthly oral Bonviva in France and Spain have started well.

Xenical, Roche's treatment for weight-loss, declined by 10%. While sales in Latin America showed double-digit growth, sales slowed particularly in the US. In February Roche has granted GlaxoSmithKline Consumer Healthcare (GSK) an exclusive license for the non-prescription rights to orlistat in non-US countries excluding Japan. The transaction follows the agreement in July 2004 where Roche already out-licensed the US non-prescription rights to orlistat 60 mg to GSK.

**Major development activities on track**

As of March 31 Roche had 51 new molecular entities (NME's) and 52 additional indications (AI) in its R&D pipeline (phase I to III/Registration). During the first quarter of 2007, the following major

changes in the pipeline occurred: Phase II – 3 projects were newly entered and 2 projects were discontinued and for Phase III – 1 project was newly entered and 2 projects received regulatory approval. There were no discontinuations in phase III during the period.

In 2007 Roche anticipates the approval of its new continuous erythropoietin receptor activator, Mircera, for the treatment of renal anaemia in patients with chronic kidney disease. An application for marketing authorization has been filed in the US, EU, Switzerland and Canada. Mircera differs from existing erythropoiesis stimulating agents by its mechanism of action. With up to 20 times longer half-life, Mircera is the first new anti-anaemia agent specifically designed to provide longer, more convenient dosing intervals of up to once a month. Roche is also fully committed to the development of Mircera in oncology. As reported previously, the US Food and Drug Administration (FDA) will hold an oncology advisory committee meeting in May on the entire class of erythropoiesis stimulating agents. This review of all data available, together with a review of the phase II Mircera data generated to date, will contribute to a decision on how to progress Mircera in the oncology setting.

Actemra, a humanised monoclonal antibody in development as a treatment for RA, reached a significant milestone in January. An international phase III study met its primary endpoint in RA patients who had an inadequate response to methotrexate. Three further Actemra studies are expected to be reported in 2007, and US and EU regulatory filings are planned for late 2007.

Ocrelizumab, an anti-CD20 humanised monoclonal antibody, has recently entered phase III development for moderate to severe rheumatoid arthritis. The compound also provides an opportunity to treat other autoimmune diseases such as lupus and multiple sclerosis. The respective phase III program is to be initiated in late 2007/early 2008.

Development of Omnitarg, a HER2 dimerisation inhibitor for the treatment of ovarian and breast cancer, is progressing according to plan. Promising phase II results were achieved in ovarian cancer and in HER-2 positive breast cancer. Additional results expected later this year will contribute to the phase III development approach of this molecule.

Due to portfolio reprioritization, the rights for the R1558 antibiotic in phase II, developed in collaboration with Sankyo, have been returned to Sankyo. The second-generation epothilone R1645 (KOS-1584) has been selected to advance into phase II in 2007 while the development of the first-generation compound R1492 (KOS-862) has been discontinued. Furthermore, in early 2007 the first patient entered into a phase II trial examining R1583 (Glp-1, sustained release formulation) in

type 2 diabetes and the review of data of the progression of Roche's cholesteryl ester transfer protein (CETP) inhibitor (R-1658) will reach a conclusion for entry into phase III later this year.

Roche plans the first full data presentations of several key phase III and II trials at upcoming medical congresses. The phase II trial of MabThera in Relapsing Remitting Multiple Sclerosis (RRMS), HERMES, will be presented at the American Association of Neurology (AAN) meeting in April. At the American Society of Clinical Oncology (ASCO) meeting in June 2007, clinical trials AVOREN (Avastin in renal cell carcinoma), Avastin in Lung (Avastin in NSCLC), NO16966 (Avastin and Xeloda in 1st line advanced colorectal cancer), NO16967 (Xeloda in second-line advanced colorectal cancer), as well as Omnitarg in ovarian and HER2 positive breast cancer trials will be presented. Also in June, presentations on the OPTION trial (Actemra in rheumatoid arthritis) are being planned for the EULAR Congress.

To expand its therapeutic antibody research, Roche acquired Therapeutic Human Polyclonals (THP), a privately-owned biotechnology company based in California and Germany. With its focus on innovative antibody research, THP will be a valuable addition to Roche's research organisation. Roche also announced an exclusive worldwide collaboration agreement with Transgene to develop and commercialise products against Human Papilloma Virus-mediated diseases. The agreement includes Transgene's lead therapeutic vaccine candidate TG 4001 (MVA-HPV-IL2), currently in clinical development to treat high grade cervical intraepithelial neoplasia (CIN2/3), a precancerous cervical abnormality which can lead to cervical cancer.

## Diagnostics Division

**Roche, the world's largest in-vitro diagnostics supplier, strengthens market leadership**

In the first three months of 2007 Roche Diagnostics recorded sales of 2,216 million Swiss francs, achieving an above-market growth rate of 6% in local currencies (+6% in Swiss francs). The division's Diabetes Care business showed a double-digit sales increase, while Professional Diagnostics (former Centralized Diagnostics and Near Patient Testing) and Applied Science grew strongly in the single-digit range. Molecular Diagnostics, however, faced a slight downturn but reported a single-digit growth when excluding the declining industrial business. All regions except Japan contributed to the solid sales growth of the division, with North America, Latin America and Asia-Pacific posting double-digit increases in sales. With the acquisitions of 454 Life Sciences and BioVeris the division will significantly strengthen its business base in both Applied Sciences and Professional Diagnostics.

**Diabetes Care – double-digit growth**

The business unit Diabetes Care further strengthened its leading market position as quarterly sales growth accelerated to 11%. The rebound of sales development started in the second half of 2006 and continued during the first quarter, leading to this double-digit growth. The main contributors were the blood glucose monitoring systems Accu-Chek Aviva, Accu-Chek Go and Accu-Chek Compact. North America returned to above market growth, leveraging the benefit of the rejuvenated Accu-Chek product portfolio. The Accu-Chek Spirit insulin pump, launched in the US during the fourth quarter 2006, also contributed to the significantly stronger sales performance. The launch of the new blood glucose monitoring meter, Accu-Chek Performa, commenced in the first markets. Accu-Chek Performa further improves our product offering with testing times of five seconds, extensive quality checks and advanced data management features. The global rollout will continue throughout 2007.

**Professional Diagnostics – continued strong quarter for immunochemistry**

Sales by Professional Diagnostics (combining the former business areas CD and NPT) increased by 5%. The immunochemistry business continued to be the main growth driver, growing twice as fast as its respective market with 10% local growth. Immunochemistry sales were approximately 300 million Swiss Francs for the quarter, driven by leading markers in the thyroid and cardiac disease areas and a strong demand for the cobas 6000 platform. The launch of the cobas e 411 system for immunochemistry tests in the first quarter started the rollout of the analyzer series for laboratories with small-volume throughput. Clinical Chemistry growth returned to a level in line with the market.

In April Roche and BioVeris Corporation signed a definitive merger agreement under which Roche will acquire 100% ownership in BioVeris. This acquisition will allow Roche to expand its immunochemistry business from the human diagnostics field into new market segments such as life science research, life science development, patient self-testing, veterinary testing, drug discovery, drug development and clinical trials.

CoaguChek XS received FDA approval for patient self-testing and alternate site testing, paving the way for introduction of this meter for coagulation monitoring into the US market. The rollout of the new cobas h 232 system, a portable instrument for bedside or fixed-location cardiac testing, commenced with excellent market acceptance.

**Molecular Diagnostics – automated platforms drive sales**

The Molecular Diagnostics business declined by 2%, primarily due to lower sales in the industrial business. Excluding this segment, molecular diagnostics had a local growth of 6%. Virology and Blood Screening, the largest segments, grew by 9% and 3% respectively. This growth was mainly driven by continued placements of the automated Cobas AmpliPrep/Cobas TaqMan virology platform in Europe and Asia-Pacific and the automated cobas s 201 blood screening system in Europe. Filings for two diagnostics tests for Human Papillomavirus (HPV) – one for qualitative detection of 13 high-risk genotypes and one for individual identification of the 13 HPV genotypes – have been accepted by the FDA for review. The FDA has also accepted for review the Hepatitis C test for the automated COBAS AmpliPrep/COBAS TaqMan virology platform, as well as applications for both the cobas TaqScreen West Nile Virus test and the cobas TaqScreen MPX test, a single multiplex test designed to detect human immunodeficiency virus (HIV types 1 and 2), hepatitis C and hepatitis B infections in donated blood and plasma.

**Applied Science – continued solid sales growth in life science research**

With sales advancing by 7%, Applied Science showed solid growth, based on sales of the Light Cycler 480 system, the Genome Sequencer 20 System and research reagents. The innovative and fast Genome Sequencer 20 system and its recently launched successor, the Genome Sequencer FLX, both developed by 454 Life Sciences, continue to expand into additional applications in the life science research arena.

The proposed acquisition of 454 Life Sciences announced in March will give Roche Diagnostics full access to 454 Life Sciences' future generations of sequencing products, along with the ability to use this technology in in-vitro diagnostic applications, thus further strengthening Roche's position as an important provider in the ultra-fast gene sequencing market.

**About Roche**

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted

sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.



**Additional information**

- Media release including a full set of tables: www.roche.com/med-cor-2007-04-18
- Roche Pharma pipeline: www.roche.com/inv_pipeline

**Next events**

- Half-year results 2007: 19 July (tentative date)
- Nine months sales 2007: 18 October (tentative date)

**Roche Group Media Office**

Telephone: +41 61 688 8888 / Email: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

1. Sales January to March 2007 and 2006

| | 2007 | 2006 | % change | |
|---|---|---|---|---|
| January – March | CHF m | CHF m | In CHF | In local currencies |
| Pharmaceuticals Division | 9,142 | 7,739 | +18 | +20 |
| Roche Pharmaceuticals | 5,702 | 4,821 | +18 | +18 |
| Genentech | 2,547 | 2,056 | +24 | +30 |
| Chugai | 893 | 862 | +4 | +11 |
| Diagnostics Division | 2,216 | 2,091 | +6 | +6 |
| Roche Group | 11,358 | 9,830 | +16 | +17 |

2. Quarterly local sales growth by Division in 2006 and 2007

| | Q2 2006 vs. Q2 2005 | Q3 2006 vs. Q3 2005 | Q4 2006 vs. Q4 2005 | Q1 2007 vs. Q1 2006 |
|---|---|---|---|---|
| Pharmaceuticals Division | +19 | +25 | +22 | +20 |
| Roche Pharmaceuticals | +15 | +25 | +20 | +18 |
| Genentech | +39 | +33 | +37 | +30 |
| Chugai | +1 | +2 | +2 | +11 |
| Diagnostics Division | +5 | +6 | +5 | +6 |
| Roche Group | +16 | +20 | +18 | +17 |

3. Quarterly sales by Division in 2006 and 2007

| CHF millions | Q1 2006 | Q2 2006 | Q3 2006 | Q4 2006 | Q1 2007 |
|---|---|---|---|---|---|
| Pharmaceuticals Division | 7,739 | 7,838 | 8,335 | 9,382 | 9,142 |
| Roche Pharmaceuticals | 4,821 | 4,849 | 5,251 | 5,745 | 5,702 |
| Genentech | 2,056 | 2,167 | 2,299 | 2,603 | 2,547 |
| Chugai | 862 | 822 | 785 | 1,034 | 893 |
| Diagnostics Division | 2,091 | 2,181 | 2,143 | 2,332 | 2,216 |
| Roche Group | 9,830 | 10,019 | 10,478 | 11,714 | 11,358 |

4. Top 20 Pharmaceuticals Division product sales[1] and local growth[2] in YTD March 2007: US, Japan and Europe/Rest of World

| | Total | | US | | Japan | | Europe/RoW | |
|---|---|---|---|---|---|---|---|---|
| | CHF m | % | CHF m | % | CHF m | % | CHF m | % |
| MabThera/Rituxan | 1,309 | 17% | 682 | 13% | 38 | 1% | 589 | 23% |
| Herceptin | 1,168 | 36% | 383 | 7% | 36 | 23% | 749 | 61% |
| Avastin | 923 | 41% | 657 | 34% | - | - | 266 | 63% |
| Tamiflu | 865 | 47% | 147 | -8% | 246 | 55% | 472 | 76% |
| NeoRecormon/Epogin | 522 | -3% | - | - | 124 | -17% | 398 | 3% |
| CellCept | 476 | 7% | 217 | 3% | 7 | 21% | 252 | 10% |
| Pegasys | 400 | 15% | 104 | 6% | 10 | -38% | 286 | 23% |
| Xeloda | 267 | 14% | 89 | 2% | 6 | 3% | 172 | 22% |
| Lucentis | 263 | - | 263 | - | - | - | - | - |
| Tarceva | 243 | 44% | 125 | 9% | - | - | 118 | 125% |
| Bonviva/Boniva | 170 | 132% | 120 | 83% | - | - | 50 | 658% |
| Xenical | 163 | -10% | 24 | -24% | - | - | 139 | -7 |
| Xolair | 136 | 16% | 136 | 16% | - | - | - | - |
| Valcyte/Cymevene | 124 | 15% | 56 | 8% | - | - | 68 | 21% |
| Nutropin | 117 | 5% | 114 | 5% | - | - | 3 | 0% |
| Pulmozyme | 111 | 4% | 65 | 6% | - | - | 46 | 1% |
| Kytril | 105 | -16% | 39 | -28% | 29 | 7% | 37 | -15% |
| Rocephin | 100 | -7% | 6 | -34% | 12 | 4% | 82 | -5% |
| Neutrogin | 96 | 11% | - | - | 96 | 11% | - | - |
| Activase/TNKase | 96 | 15% | 88 | 18% | - | - | 8 | -6% |

[1] Roche Pharmaceuticals, Genentech and Chugai combined [2] versus YTD March 2006

5. Top 20 Pharmaceuticals Division quarterly local product sales growth[1] in 2006 and 2007

| | Q2 2006 vs. Q2 2005 | Q3 2006 vs. Q3 2005 | Q4 2006 vs. Q4 2005 | Q1 2007 vs. Q1 2006 |
|---|---|---|---|---|
| MabThera/Rituxan | 16% | 13% | 17% | 17% |
| Herceptin | 103% | 72% | 58% | 36% |
| Avastin | 102% | 55% | 49% | 41% |
| Tamiflu | 133% | 141% | 43% | 47% |
| NeoRecormon/Epogin | 0% | -4% | -1% | -3% |
| CellCept | -1% | 7% | 7% | 7% |
| Pegasys | 3% | 1% | 6% | 15% |
| Xeloda | 21% | 13% | 16% | 14% |
| Lucentis | - | - | - | - |
| Tarceva | 119% | 110% | 71% | 44% |
| Bonviva/Boniva | 323% | 929% | 251% | 132% |
| Xenical | 8% | -1% | 6% | -10% |
| Xolair | 30% | 34% | 23% | 16% |
| Valcyte/Cymevene | 12% | 26% | 30% | 15% |
| Nutropin | 1% | 5% | 8% | 5% |
| Pulmozyme | 4% | 8% | 11% | 4% |
| Kytril | -4% | 0% | -10% | -16% |
| Rocephin | -63% | -35% | -32% | -7% |
| Neutrogin | 12% | 1% | 7% | 11% |
| Activase/TNKase | 21% | 9% | 14% | 15% |

1 Roche Pharmaceuticals, Genentech and Chugai combined

6. Pharmaceuticals Division quarterly local product sales growth[1] US in 2006 and 2007

| | Q2 2006 vs. Q2 2005 | Q3 2006 vs. Q3 2005 | Q4 2006 vs. Q4 2005 | Q1 2007 vs. Q1 2006 |
|---|---|---|---|---|
| MabThera/Rituxan | 16% | 9% | 15% | 13% |
| Herceptin | 110% | 40% | 29% | 7% |
| Avastin | 72% | 34% | 36% | 34% |
| Tamiflu | 143% | 229% | 33% | -8% |
| NeoRecormon/Epogin | - | - | - | - |
| CellCept | 6% | 9% | 13% | 3% |
| Pegasys | -10% | -11% | -6% | 6% |
| Xeloda | 24% | 11% | 16% | 2% |
| Lucentis | - | - | - | - |
| Tarceva | 46% | 37% | 27% | 9% |
| Bonviva/Boniva | 262% | 818% | 205% | 83% |
| Xenical | 15% | 6% | 11% | -24% |
| Xolair | 30% | 34% | 23% | 16% |
| Valcyte/Cymevene | 20% | 32% | 38% | 8% |
| Nutropin | 1% | 5% | 8% | 5% |
| Pulmozyme | 0% | 7% | 8% | 6% |
| Kytril | -20% | 5% | -26% | -28% |
| Rocephin | -96% | -89% | -94% | -34% |
| Neutrogin | - | - | - | - |
| Activase/TNKase | 19% | 9% | 11% | 18% |

[1] Roche Pharmaceuticals and Genentech combined

7. Pharmaceuticals Division quarterly local product sales growth Japan[1] in 2006 and 2007

| | Q2 2006 vs. Q2 2005 | Q3 2006 vs. Q3 2005 | Q4 2006 vs. Q4 2005 | Q1 2007 vs. Q1 2006 |
|---|---|---|---|---|
| MabThera/Rituxan | -1% | 3% | 1% | 1% |
| Herceptin | 30% | 33% | 26% | 23% |
| Avastin | - | - | - | - |
| Tamiflu | 367% | 6485% | 36% | 55% |
| NeoRecormon/Epogin | -9% | -22% | -12% | -17% |
| CellCept | 20% | 19% | 14% | 21% |
| Pegasys | -24% | -34% | -37% | -38% |
| Xeloda | -5% | -9% | -9% | 3% |
| Lucentis | - | - | - | - |
| Tarceva | - | - | - | - |
| Bonviva/Boniva | - | - | - | - |
| Xenical | - | - | - | - |
| Xolair | - | - | - | - |
| Valcyte/Cymevene | - | - | - | - |
| Nutropin | - | - | - | - |
| Pulmozyme | - | - | - | - |
| Kytril | 9% | 4% | 5% | 7% |
| Rocephin | 8% | 2% | 4% | 4% |
| Neutrogin | 12% | 1% | 7% | 11% |
| Activase/TNKase | - | - | - | - |

[1] Chugai

8. **Pharmaceuticals Division quarterly local product sales growth Europe/Rest of World[1] in 2006 and 2007**

| | Q2 2006 vs. Q2 2005 | Q3 2006 vs. Q3 2005 | Q4 2006 vs. Q4 2005 | Q1 2007 vs. Q1 2006 |
|---|---|---|---|---|
| MabThera/Rituxan | 20% | 20% | 22% | 23% |
| Herceptin | 107% | 104% | 87% | 61% |
| Avastin | 294% | 162% | 101% | 63% |
| Tamiflu | 124% | 49% | 52% | 76% |
| NeoRecormon/Epogin | 5% | 6% | 5% | 3% |
| CellCept | -7% | 4% | 0% | 10% |
| Pegasys | 13% | 11% | 19% | 23% |
| Xeloda | 20% | 16% | 17% | 22% |
| Lucentis | - | - | - | - |
| Tarceva | 2566% | 867% | 211% | 125% |
| Bonviva/Boniva | - | - | 885% | 658% |
| Xenical | 7% | -3% | 5% | -7% |
| Xolair | - | - | - | - |
| Valcyte/Cymevene | 5% | 19% | 21% | 21% |
| Nutropin | -4% | 10% | 14% | 0% |
| Pulmozyme | 10% | 10% | 16% | 1% |
| Kytril | 4% | -9% | -5% | -15% |
| Rocephin | -9% | -8% | -10% | -5% |
| Neutrogin | - | - | - | - |
| Activase/TNKase | 33% | 7% | 31% | -6% |

[1] Roche Pharmaceuticals

9. Top Pharmaceuticals Division quarterly product sales[1] in 2006 and 2007

| CHF millions | Q1 2006 | Q2 2006 | Q3 2006 | Q4 2006 | Q1 2007 |
|---|---|---|---|---|---|
| MabThera/Rituxan | 1,146 | 1,202 | 1,177 | 1,314 | 1,309 |
| Herceptin | 861 | 952 | 1,009 | 1,105 | 1,168 |
| Avastin | 676 | 713 | 741 | 832 | 923 |
| Tamiflu | 601 | 360 | 669 | 997 | 865 |
| NeoRecormon/Epogin | 535 | 565 | 535 | 592 | 522 |
| CellCept | 454 | 437 | 466 | 485 | 476 |
| Pegasys | 350 | 374 | 350 | 393 | 400 |
| Xeloda | 238 | 234 | 239 | 260 | 267 |
| Lucentis | - | 13 | 192 | 273 | 263 |
| Tarceva | 172 | 195 | 211 | 235 | 243 |
| Bonviva/Boniva | 75 | 92 | 142 | 179 | 170 |
| Xenical | 181 | 182 | 160 | 170 | 163 |
| Xolair | 124 | 133 | 135 | 145 | 136 |
| Valcyte/Cymevene | 110 | 113 | 126 | 139 | 124 |
| Nutropin | 118 | 126 | 118 | 132 | 117 |
| Pulmozyme | 109 | 103 | 108 | 116 | 111 |
| Kytril | 130 | 124 | 127 | 117 | 105 |
| Rocephin | 110 | 106 | 96 | 104 | 100 |
| Neutrogin | 93 | 95 | 91 | 100 | 96 |
| Activase/TNKase | 88 | 90 | 89 | 95 | 96 |

[1] Roche Pharmaceuticals, Genentech and Chugai combined

10. Pharmaceuticals Division quarterly product sales[1] in US in 2006 and 2007

| CHF millions | Q1 2006 | Q2 2006 | Q3 2006 | Q4 2006 | Q1 2007 |
|---|---|---|---|---|---|
| MabThera/Rituxan | 634 | 675 | 650 | 737 | 682 |
| Herceptin | 375 | 400 | 374 | 398 | 383 |
| Avastin | 516 | 527 | 539 | 606 | 657 |
| Tamiflu | 168 | 108 | 361 | 275 | 147 |
| NeoRecormon/Epogin | - | - | - | - | - |
| CellCept | 221 | 215 | 241 | 264 | 217 |
| Pegasys | 103 | 115 | 107 | 122 | 104 |
| Xeloda | 92 | 90 | 90 | 111 | 89 |
| Lucentis | - | 13 | 192 | 273 | 263 |
| Tarceva | 120 | 129 | 123 | 132 | 125 |
| Bonviva/Boniva | 69 | 78 | 122 | 144 | 120 |
| Xenical | 34 | 28 | 25 | 27 | 24 |
| Xolair | 124 | 133 | 135 | 145 | 136 |
| Valcyte/Cymevene | 55 | 59 | 68 | 77 | 56 |
| Nutropin | 114 | 123 | 115 | 127 | 114 |
| Pulmozyme | 64 | 58 | 62 | 66 | 65 |
| Kytril | 57 | 43 | 56 | 39 | 39 |
| Rocephin | 9 | 8 | 6 | 2 | 6 |
| Neutrogin | - | - | - | - | - |
| Activase/TNKase | 78 | 78 | 78 | 81 | 88 |

[1] Roche Pharmaceuticals and Genentech combined

11. Pharmaceuticals Division quarterly product sales[1] in Japan in 2006 and 2007

| CHF millions | Q1 2006 | Q2 2006 | Q3 2006 | Q4 2006 | Q1 2007 |
|---|---|---|---|---|---|
| MabThera/Rituxan | 41 | 48 | 49 | 56 | 38 |
| Herceptin | 32 | 38 | 40 | 46 | 36 |
| Avastin | - | - | - | - | - |
| Tamiflu | 170 | 9 | 57 | 173 | 246 |
| NeoRecormon/Epogin | 160 | 182 | 147 | 194 | 124 |
| CellCept | 7 | 8 | 8 | 9 | 7 |
| Pegasys | 17 | 16 | 14 | 15 | 10 |
| Xeloda | 6 | 7 | 7 | 7 | 6 |
| Lucentis | - | - | - | - | - |
| Tarceva | - | - | - | - | - |
| Bonviva/Boniva | - | - | - | - | - |
| Xenical | - | - | - | - | - |
| Xolair | - | - | - | - | - |
| Valcyte/Cymevene | - | - | - | - | - |
| Nutropin | - | - | - | - | - |
| Pulmozyme | - | - | - | - | - |
| Kytril | 29 | 36 | 34 | 40 | 29 |
| Rocephin | 13 | 16 | 13 | 17 | 12 |
| Neutrogin | 93 | 95 | 91 | 100 | 96 |
| Activase/TNKase | - | - | - | - | - |

[1] Chugai

12. Pharmaceuticals Division quarterly product sales in Europe/Rest of World[1] in 2006 and 2007

| CHF millions | Q1 2006 | Q2 2006 | Q3 2006 | Q4 2006 | Q1 2007 |
|---|---|---|---|---|---|
| MabThera/Rituxan | 471 | 479 | 478 | 521 | 589 |
| Herceptin | 454 | 514 | 595 | 661 | 749 |
| Avastin | 160 | 186 | 202 | 226 | 266 |
| Tamiflu | 263 | 243 | 251 | 549 | 472 |
| NeoRecormon/Epogin | 375 | 383 | 388 | 398 | 398 |
| CellCept | 226 | 214 | 217 | 212 | 252 |
| Pegasys | 230 | 243 | 229 | 256 | 286 |
| Xeloda | 140 | 137 | 142 | 142 | 172 |
| Lucentis | - | - | - | - | - |
| Tarceva | 52 | 66 | 88 | 103 | 118 |
| Bonviva/Boniva | 6 | 14 | 20 | 35 | 50 |
| Xenical | 147 | 154 | 135 | 143 | 139 |
| Xolair | - | - | - | - | - |
| Valcyte/Cymevene | 55 | 54 | 58 | 62 | 68 |
| Nutropin | 4 | 3 | 3 | 5 | 3 |
| Pulmozyme | 45 | 45 | 46 | 50 | 46 |
| Kytril | 44 | 45 | 37 | 38 | 37 |
| Rocephin | 88 | 82 | 77 | 85 | 82 |
| Neutrogin | - | - | - | - | - |
| Activase/TNKase | 10 | 12 | 11 | 14 | 8 |

[1] Roche Pharmaceuticals

# Media release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche



Basel, 18 April 2007

## Breakthrough cancer drug Avastin approved in Japan for use in advanced or recurrent colorectal cancer

Chugai, a member of the Roche Group, announced that marketing approval has been granted for the use of the breakthrough cancer drug Avastin (bevacizumab) in patients with inoperable advanced or recurrent colorectal cancer in Japan.

The Japanese Ministry of Health, Labour and Welfare (MHLW) has granted this approval following the recommendation made in July 2005 by the Investigational Committee for Usage of Unapproved Drugs that an early filing be made for Avastin. This process enables faster submission of certain medicines with proven efficacy which are approved in the US and/or Europe but are not yet available in Japan.

"Today's approval represents a significant milestone for doctors and patients in Japan, especially given the high incidence of colorectal cancer in this country." said Williams M. Burns, CEO Division Roche Pharmaceuticals "We will now work to ensure that Avastin is made available to Japanese patients suffering from colorectal cancer as quickly as possible."

This approval is based on Japanese Phase I and Safety Confirmation Study data, along with supporting US and European Phase II and pivotal Phase III data which demonstrated Avastin's improvement of overall and/or progression-free survival in metastatic colorectal cancer.[1,2,3,4]

In Japan, the incidence of colorectal cancer has increased significantly in the last 50 years and research interest in this cancer has grown rapidly among Japanese clinicians and pathologists[5]. In 2005, colorectal cancer was one of the most commonly reported cancer with an estimated incidence of 115,000 people in Japan[6].

Avastin is the first and only anti-angiogenic agent which has been shown to consistently deliver improved overall and/or progression-free survival benefit for colorectal, lung, breast and renal cell cancer patients.

In Europe, Avastin was approved in January 2005 and in the US in February 2004 for first-line treatment of patients with metastatic colorectal cancer. It received another approval in the US in June 2006 as a second-line treatment for patients with metastatic colorectal cancer. In October 2006, following priority review, the world's first angiogenesis inhibitor was approved by the FDA for the treatment of non-small cell lung cancer (NSCLC); a filing for the same indication was submitted to EU authorities in August 2006. Most recently in April 2007, Avastin was approved in Europe for the first line treatment of women with metastatic breast cancer.

**About Roche**

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.



**Additional information:**

- Chugai Pharmaceutical Co.: www.chugai-pharm.co.jp
- Roche in Oncology: www.roche.com/mboncology-e.pdf
- Roche Health Kiosk on cancer: www.health-kiosk.ch/start_krebs
- Video clips, in broadcast standard, free of charge: www.thenewsmarket.com.

**Roche Group Media Office**

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp


References

1. Hurwitz, H, Fehrenbacher, L, Novotny, W, et al. Bevacizumab plus Irinotecan, Fluorouracil, and Leucovorin for Metastatic Colorectal Cancer. New England Journal of Medicine 2004; 350(23): 2335–2342
2. Kabbinavar FF, Joseph Schulz J, McCleod M, et al. Addition of Bevacizumab to Bolus 5-FU/Leucovorin in First-Line Metastatic Colorectal Cancer: Results of a Randomized Phase II Trial.) J Clin Oncol 23:10.1200/JCO.2005.05.112, 2005
3. Mitchell EP, Alberts SR, Schwartz BJ, et al. High-dose bevacizumab in combination with FOLFOX4 improves survival in patients with previously treated advanced colorectal cancer: Results from the Eastern Cooperative Oncology Group (ECOG) study E3200. ASCO Gastrointestinal 2005 Cancer Symposium, January 2005 (abstract 169a)
4. Cassidy J, et al. Annal Oncol 2006;17(Suppl 9)
5. Koyame Y, Kotake K. Overview of colorectal cancer in Japan: report from the Registry of the Japanese Society for Cancer of the Colon and Rectum.; Dis Colon Rectum 1997, Oct, 40 (10 Suppl): S2-9.
6. A.Oshima, T.Kuroishi, K.Tajima, Cancer White Paper -Incidence/Death/Progonosis - 2004


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